UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Numbers: 00-25579
(Check One) :	[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended : December 31, 2003

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION
CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PETROGEN CORP.
-----------------------------------------------------------------
Full Name of Registrant

-----------------------------------------------------------------
Former Name if Applicable

3200 Southwest Freeway, Suite 3300
-----------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Houston, Texas 77027
-----------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Petrogen Corp., a Nevada corporation (the "Company") recently consummated the acquisition of Petrogen Inc. in accordance with the terms and conditions of a share exchange agreement (the "Share Exchange Agreement"). The consummation of the acquisition has been reported in prior 8-K, 10-QSB and 10-KSB filings made by the Company. The consummation of the Share Exchange Agreement has raised certain complex accounting issues, including those associated with new business operations consisting of oil and gas exploration and development and a change in fiscal year end to December 31 to comply with reporting requirement for the oil and gas exploration industry. Management of the Company deems that additional time is necessary in order for the Company to properly address such accounting issues, to properly prepare its audited financial statements and footnotes for the transition period ended December 31, 2003, and to ensure complete and thorough and accurate disclosure of all material facts in its Transition Report on Form 10-KSB. Management of the Company anticipates completion of the audited financial statements and the filing of its Transition Report by April 14, 2004.

PART IV -- OTHER INFORMATION (1) Name and telephone number of persons to contact in regards to this information
Diane D. Dalmy ---------------------- (Name)	303 ----------- (Area Code)	985-9324 ----------------- (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such reports been filed? If answer is no, identify report(s).
[X] Yes    [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

PETROGEN CORP.
------------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date : March 31, 2003 --------------	By : /s/ SACHA H. SPINDLER ---------------------- Sacha H. Spindler, CEO